FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

3A Jabotinsky Street, Ramat-Gan 52520, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
Diamond Tower
3A Jabotinsky Street
Ramat Gan 52520, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS
September 27, 2005

        We invite you to attend Check Point’s annual general meeting of shareholders. The meeting will be held on September 27, 2005 at 1:00 P.M. (Israel time), at Check Point’s principal executive offices at Diamond Tower, 3A Jabotinsky Street, 24th floor, Ramat Gan 52520, Israel.

        We are sending you this Proxy Statement because you hold Check Point Ordinary Shares. Our Board of Directors is asking that you sign and send in your proxy card, attached to this Proxy Statement, in order to vote at the meeting or at any adjournment of the meeting.

Agenda Items

        The following matters are on the agenda for the meeting:

(1)	to elect five directors – the terms of five of our directors will expire at the meeting, and we are proposing to reelect these five directors;
(2)	to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent public accountants for 2005 – we are required by Israeli law to ask you, on an annual basis, to approve our auditors; when this proposal is raised, you will also be invited to discuss our 2004 consolidated financial statements;
(3)	to ratify and approve our new equity incentive plans – because of recent changes to the accounting rules for stock options as well as the imminent expiration of our existing stock option plans, we are adopting new plans that allow a variety of incentive grants, and that provide an automatic annual increase that is significantly smaller than the current automatic increase while maintaining the base number of shares currently available for grant; over time, the effect of these changes will be to significantly decrease the total number of shares available for grant;
(4)	to ratify and approve an extension of our employee stock purchase plan – this plan will expire next year, and we are asking your approval to extend the current plan;
(5)	to conform our Articles of Association to take account of recent amendments to Israeli law – the principal effect of the proposed changes will be to allow us to indemnify our directors in connection with regulatory investigations and proceedings;
(6)	if shareholders approve proposal 5 above, to amend the existing indemnification agreements with each of our directors accordingly – this is a technical change to implement the changes to the Articles of Association;
(7)	to amend our Articles of Association regarding the mailing of annual financial statements – the proposed change will allow us to continue to distribute our annual financial statements to shareholders by electronic means rather than by mailing a printed version;
(8)	to approve salaries and option grants for certain of our executive officers who are also Board members – we are asking you to ratify the salaries of two of our executive officers who are also directors, and option grants to three of our executive officers who are also directors; and
(9)	to approve the cash compensation of our directors who are not employees.

How You Can Vote

        You can vote your shares by attending the meeting or by completing and signing a proxy card. Attached is the proxy card for the meeting that is being solicited by our Board of Directors. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at the above address, or our registrar and transfer agent receives it in the enclosed envelope, by September 26, 2005 at 6:59 A.M. Israel time, which is September 25, 2005 at 11:59 P.M. Eastern daylight savings time. If you sign and return the enclosed proxy card, your shares will be voted in favor of all of the proposed resolutions, whether or not you specifically indicate a “for” vote, unless you clearly vote against a specific resolution. In addition, by signing and returning the proxy card you are confirming that you do not have a “personal interest” in any proposed resolution, unless you specifically note a “personal interest” with respect to a specific resolution.

Who Can Vote

        You are entitled to notice of the meeting and to vote at the meeting if you were a shareholder of record at the close of business on August 19, 2005. You are also entitled to notice of the meeting and to vote at the meeting if you held Ordinary Shares through a bank, broker or other nominee which was one of our shareholders of record at the close of business on August 19, 2005 or which appeared in the participant listing of a securities depository on that date. We are mailing the proxy cards to our shareholders on or about August 31, 2005, and we will solicit proxies primarily by mail and email. We intend to retain the services of a proxy solicitation firm to act as a proxy solicitor for the meeting, and in that case we will bear the fees for such proxy solicitation services. The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors, employees and agents, but they will not receive additional compensation for these services. We will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Quorum and Required Vote

        On August 19, 2005 we had outstanding 244,045,797 Ordinary Shares. Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the meeting. Under our Articles of Association, the meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold shares representing more than 50% of our voting power. This is known as a quorum. If a quorum is not present within half an hour from the time scheduled for the meeting, the meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the Chairman of the Board with the consent of the majority of the voting power represented at the meeting in person or by proxy and voting on the adjournment. Any two shareholders who attend an adjourned meeting in person or by proxy will constitute a quorum, regardless of the number of shares they hold or represent. Under Israeli law, broker non-votes and abstentions will be counted toward the required quorum, but will then have no effect on whether the requisite vote is obtained (that is, they will not be counted as voting for or against the proposals).

Our Board of Directors unanimously recommends that you vote “FOR” all proposals under Items 1 through 9 below.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table shows information as of July 29, 2005 for (i) each person who, as far as we know, beneficially owns more than 5% of our outstanding Ordinary Shares and (ii) our executive officers and directors as a group.

Name and Address of Five Percent Shareholders, Officers and Directors	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned

Gil Shwed (1)(2)	31,746,687	12.6%
Marius Nacht (1)(2)(3)	27,093,386	10.9%
Franklin Resources, Inc. (4)	26,739,627	10.9%
All directors and executive officers as a group
(8 persons including Messrs. Shwed and Nacht)	61,542,648	23.8%

(1) The number of Ordinary Shares shown includes shares that the individual has the right to acquire pursuant to stock options that are exercisable within 60 days after July 29, 2005. For Mr. Shwed this includes 6,791,590 shares that he has the right to acquire by exercising stock options, and for Mr. Nacht this includes 4,591,590 shares that he has the right to acquire by exercising stock options. If an individual has the right to acquire shares by exercising stock options, these shares are deemed outstanding for the purpose of computing the percentage owned by the specific individual (that is, they are included in both the numerator and the denominator) but they are disregarded for the purpose of computing the percentage owned by any other individual.

(2) The address for Messrs. Shwed and Nacht is c/o Check Point Software Technologies Ltd., 3A Jabotinsky Street, Ramat Gan 52520, Israel. Except as may be provided by applicable community property laws, Messrs. Shwed and Nacht have sole voting and investment power with respect to their Ordinary Shares.

(3) In addition to the position stated in the table, Mr. Nacht is the beneficiary of a trust that as of May 2005, the date on which the trust was established by Mr. Nacht, held 1,000,000 Ordinary Shares.  Mr. Nacht does not control the trust and has limited access to information concerning activities and holdings of the trust.  The trust is irrevocable and is scheduled to expire May 2007.

(4) As of June 30, 2005, based on information contained in a Schedule 13F filing. In a Schedule 13G filed on February 14, 2005 Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson and Templeton Global Advisors Limited indicated that they may be deemed to be the beneficial owners of some or all of these securities but they disclaim any economic interest or beneficial ownership in any of the securities. The address for Franklin Resources, Inc. is One Franklin Parkway, San Mateo, California 94403.

ITEM 1 – ELECTION OF DIRECTORS (OTHER THAN OUTSIDE DIRECTORS)

        You are being asked to reelect all of our current directors (except for Messrs. Federman and Rothrock, whose term of office will expire next year).

        In accordance with our Articles of Association, the maximum number of directors is currently fixed as ten. We currently have seven directors. Two of these directors are Irwin Federman and Ray Rothrock, who are our “outside directors” as required by Israel’s Companies Law. They were elected for a three-year term of office that will expire in 2006, and therefore they are not required to stand for reelection at the meeting. You are being asked to reelect the other current directors. If all of the Board of Directors’ nominees are elected, the seven current directors will continue to serve as directors following the meeting.

Nominees for Director

        Our Board of Directors’ Nominating Committee, which consists of Irwin Federman, Ray Rothrock, David Rubner and Dr. Tal Shavit, recommended that the following five nominees be elected to the Board of Directors at the meeting. Our Board of Directors approved this recommendation. Each director who is elected at the meeting will serve until next year’s annual meeting of our shareholders.

        Gil Shwed, one of our co-founders, is our Chairman of the Board, a position he has held since 1998. He is also our Chief Executive Officer and one of our directors, both positions he has held since we were incorporated in 1993. Mr. Shwed also served as our President from our incorporation until 2001. Mr. Shwed has received numerous prestigious accolades for his individual achievements and industry contributions, including an honorary Doctor of Science from the Technion – Israel Institute of Technology, the World Economic Forum’s Global Leader for Tomorrow for his commitment to public affairs and leadership in areas beyond immediate professional interests, and the Academy of Achievement’s Golden Plate Award for his innovative contribution to business and technology.

        Marius Nacht, one of our co-founders, has served as our Vice Chairman of the Board since 2001 and has also been our Senior Vice President since 1999. Mr. Nacht has served as one of our directors since we were incorporated in 1993. Mr. Nacht earned a B.S. cum laude in Physics and Mathematics from the Hebrew University of Jerusalem through an elite project of the Israeli Air Force in 1983, and an M.S. in Electrical Engineering and Communication Systems from Tel Aviv University in 1987.

        Jerry Ungerman was appointed our Vice Chairman of the Board in 2005 and he is responsible for leading our partner and customer relations. He served as our President from 2001 until 2005 and as our Executive Vice President from 1998 until 2000. Prior to joining us, Mr. Ungerman accumulated more than 30 years of high-tech sales, marketing and management experience at Hitachi Data Systems (HDS). He began his career with IBM after earning a bachelor’s degree in Business Administration from the University of Minnesota.

        David Rubner has served as one of our directors since 1999. Our Board of Directors has determined that Mr. Rubner is an “independent director” under the applicable rules of the Securities and Exchange Commission and the NASDAQ National Market regulations. Mr. Rubner is Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd., a venture capital firm, and is a general partner in Hyperion Israel Advisors Ltd., a venture capital fund. Prior to starting Rubner Technology Ventures, Mr. Rubner served as President and Chief Executive Officer of ECI Telecommunications Ltd. Prior to this appointment, he held various management positions in ECI Telecom. Mr. Rubner holds a B.S. degree in Engineering from Queen Mary College, University of London, and an M.S. degree from Carnegie Mellon University and he was a recipient of the Industry Prize in 1995. Mr. Rubner serves on the boards of directors of Koor Industries Ltd., Lipman Transaction Solutions Ltd. and Elbit Imaging Ltd., and is a member of the Board of Trustees of Bar-Ilan University and Shaare Zedek hospital.

        Dr. Tal Shavit has served as one of our directors since 2002. Our Board of Directors has determined that Dr. Shavit is an “independent director” under the applicable rules of the Securities and Exchange Commission and the NASDAQ National Market regulations. Dr. Shavit is an organizational consultant specializing in international collaboration between Israeli and American companies, consulting in the management of cultural differences in order to forge effective collaboration. Her work with leading management teams includes a defining of organizational culture as the engine of the company’s activities. She consults to companies undergoing structural change with emphasis on organizational growth through effective mergers and acquisitions and a redefining of management roles in order to meet market changes.

        If you sign and return the enclosed proxy card, your shares will be voted FOR the election of the individuals named above as directors, unless you specifically specify to the contrary. We do not know of any reason that any of the individuals proposed for election as directors would not be able to serve.

Outside Directors – Continuing in Office Until 2006

        As noted above, Irwin Federman and Ray Rothrock are our outside directors, who were elected in accordance with the Israeli Companies Law for a three-year term of office that will expire in 2006. We are providing biographical information concerning Messrs. Federman and Rothrock for your information only, even though they are not standing for reelection.

        Irwin Federman has served as one of our directors since 1995. Our Board of Directors has determined that Mr. Federman is an “independent director” under the applicable rules of the Securities and Exchange Commission and the NASDAQ National Market regulations, and additionally that he is an “audit committee financial expert” as required under the Sarbanes-Oxley Act of 2002. Mr. Federman has been a General Partner of U.S. Venture Partners, a venture capital firm, since 1990. Mr. Federman is a director of Centillium Communications, Inc., Nuance Communications, Inc., SanDisk Corp., and a number of private companies. Mr. Federman received a B.S. in Economics from Brooklyn College.

        Ray Rothrock has served as one of our directors since 1995. Our Board of Directors has determined that Mr. Rothrock is an “independent director” under the applicable rules of the Securities and Exchange Commission and the NASDAQ National Market regulations. Mr. Rothrock has been a member of Venrock Associates, a venture capital firm, since 1988 and a General Partner of Venrock Associates since 1995. Mr. Rothrock is also a director of a number of private companies. Mr. Rothrock received a B.S. in engineering from Texas A&M University, an M.S. from the Massachusetts Institute of Technology and an M.B.A. from the Harvard Business School.

        We are proposing to adopt the following resolution:

“RESOLVED, that the election of the following five persons to the Board of Directors of Check Point be, and it hereby is, approved: Gil Shwed, Marius Nacht, Jerry Ungerman, David Rubner and Dr. Tal Shavit.”

        The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to elect the individuals named above as directors.

ITEM 2 – PROPOSAL TO RATIFY THE APPOINTMENT AND
COMPENSATION OF OUR INDEPENDENT PUBLIC ACCOUNTANTS;
REVIEW AND DISCUSSION OF OUR 2004 CONSOLIDATED FINANCIAL STATEMENTS

        Our Board of Directors has appointed Kost, Forer, Gabbay & Kasierer, an Israeli accounting firm that is a member of Ernst & Young Global, as our independent public accountants for 2005. Kost, Forer, Gabbay & Kasierer have audited our books and accounts since we were incorporated.

        Representatives of Kost, Forer, Gabbay & Kasierer will attend the meeting and will be invited to make a statement. They will be available to respond to appropriate questions raised during the meeting. In accordance with Section 60(b) of the Israeli Companies Law, you are invited to discuss our 2004 consolidated financial statements, and questions regarding the financial statements may be addressed to us or to our auditors. Our Annual Report on Form 20-F for the year ended December 31, 2004, including our 2004 audited consolidated financial statements, is available on our website at www.checkpoint.com. To have a printed copy mailed to you, please contact our Investor Relations department at 800 Bridge Parkway, Redwood City, CA 94065, tel: 650-628-2000, email: ir@us.checkpoint.com.

        We are proposing to adopt the following resolution:

“RESOLVED, that the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as Check Point’s independent public accountants for 2005 be, and it hereby is, ratified, and the Board of Directors (or, the audit committee, if authorized by the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.”

        The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution to ratify the appointment and compensation of our independent public accountants.

ITEM 3 – PROPOSAL TO RATIFY AND APPROVE
OUR NEW EQUITY INCENTIVE PLANS

        Our Board of Directors believes that it is essential for us to offer equity incentives in order to be able to continue to attract and retain the best available personnel, to provide additional incentive to certain service providers and to promote our employees’ interest in the success of our business. Recent changes to the accounting rules relating to stock options, as well as the imminent expiration of our existing stock option plans, prompted our Board of Directors to explore new and flexible ways to provide equity incentives. We are therefore proposing to adopt a new United States equity incentive plan and a new Israel equity incentive plan. The new plans allow a variety of incentive grants, and provide an automatic annual increase that is significantly smaller than the current automatic increase while maintaining the base number of shares currently available for grant. Over time, the effect of these changes will be to significantly decrease the total number of shares available for grant.

        Background

        In 1996 we adopted a United States Stock Option Plan and an Israel Stock Option Plan (the Israel plan has since been amended and restated to reflect changes to Israeli tax law). We refer to these two stock option plans as our current option plans. Both of our current option plans are scheduled to expire in April 2006.

        Our Board of Directors has adopted our 2005 United States Equity Incentive Plan, which we refer to as the 2005 U.S. Plan, and our 2005 Israel Equity Incentive Plan, which we refer to as the 2005 Israel Plan, in each case subject to ratification by our shareholders. Under the 2005 U.S. Plan and the 2005 Israel Plan we will be able to grant different types of awards which, in light of the new accounting treatment of option grants, will allow us flexibility to choose the type of award that will be most favorable to us. Our Board of Directors has resolved that, upon ratification of the 2005 U.S. Plan and the 2005 Israel Plan, no further option grants will be made under our current option plans. We will make subsequent equity incentive grants only under the 2005 U.S. Plan and the 2005 Israel Plan. This will not affect outstanding options.

        As of August 19, 2005 approximately 53,554,405 options for Ordinary Shares were available but unissued under our current option plans.

        The total number of shares initially available for future grants, under the 2005 U.S. plan and the 2005 Israel plan combined, will be 50,000,000. The automatic annual increase for both plans will be fixed at an aggregate of 5,000,000 shares.

        Below are summaries of the principal provisions of the 2005 U.S. Plan and the 2005 Israel Plan. Full copies of both plans are available upon request.

        2005 United States Incentive Plan

        Administration. The 2005 U.S. Plan will be administered by our Board of Directors or a committee of our Board. The administrator will have the authority to (i) determine the fair market value of the Ordinary Shares; (ii) select the service providers to whom awards may be granted; (iii)  determine whether and to what extent awards or any combination of awards are granted; (iv) determine the terms and conditions of any award granted, including the exercise price and the time or times when awards may be exercised or vest, subject to any restrictions on these terms and conditions in the 2005 U.S. Plan; (v) modify or amend awards, including extending the post-termination exercise period; and (vi) construe and interpret the terms of the 2005 U.S. Plan and make all determinations necessary or advisable for administering the 2005 U.S. Plan.

        Term of the Plan. The 2005 U.S. Plan will be in effect until July 2015, subject to our shareholders ratifying the adoption of the plan.

        Awards. The 2005 U.S. Plan provides for the following kinds of awards, which we refer to generically as awards: (i) Incentive Stock Options (“ISOs”), (ii) Non-statutory Stock Options (“NSOs”), (iii) Restricted Stock, (iv) Restricted Stock Units (“RSUs”), (v) Performance Shares, (vi) Performance Units, and (vii) Deferred Stock Units. All of the preceding awards can vest based on time and/or performance milestones.

        Number of Shares Reserved for our 2005 U.S. Plan. Initially 20,000,000 Ordinary Shares will be reserved under the 2005 U.S. Plan for future grants, to be increased automatically by 2,000,000 Ordinary Shares annually. Any Ordinary Shares subject to options will be deducted from the number of Ordinary Shares reserved under our 2005 U.S. Plan. If any Ordinary Shares are issued as Restricted Stock, RSUs or Performance Shares under our 2005 U.S. Plan, and they have a per share or unit purchase price lower than 100% of the fair market value on the date of grant, twice this number of Ordinary Shares will be deducted from the number of Ordinary Shares reserved under our 2005 U.S. Plan. Shares that are issued pursuant to any award under the 2005 U.S. Plan will not be returned to the 2005 U.S. Plan. However, if an award under the 2005 U.S. Plan expires or becomes unexercisable, without having been exercised in full, or with respect to Restricted Stock, RSUs or Performance Shares is forfeited to or repurchased by us at its original price due to its failing to vest, the shares that were subject to the award become available for future grant or sale under the 2005 U.S. Plan.

        Eligible Participants. We can grant awards under our 2005 U.S. Plan only to our (or our affiliates’) employees, non-employee directors, or consultants, except that we can grant ISOs only to employees.

        Granting of Options, Price and Duration. Our 2005 U.S. Plan provides that each award will expire on the date stated in the notice of grant, which will not be more than seven years from its date of grant (or five years, in the case of an ISO granted to a person who on the date of grant owns 10% or more of the voting power). The exercise price of an option cannot be less than 100% of the fair market value per share on the date of grant (or 110% of the fair market value, in the case of an ISO granted to a person who on the date of grant owns 10% or more of the voting power). The administrator will fix the period within which the award can be exercised and the exercise price. No award can vest until at least six months after the grant date.

        Granting of Awards other than Options, and Price. The administrator can determine the conditions that must be satisfied, which typically will be based principally or solely on the recipient’s continuing to provide services to us, but may also include a performance-based component. Ordinary Shares under grants of Restricted Stock, RSUs, Performance Shares and Performance Units may be issued upon payment of their nominal value. No award can vest until at least one year after the grant date. Deferred Stock Units consist of Restricted Stock, RSUs, Performance Shares or Performance Units that the administrator permits to be paid out in installments or on a deferred basis.

        Effect of Termination of Employment, Disability or Death. If a participant ceases to be our (or our affiliates’) employee or service provider, other than because of death or disability, no further installment of his or her awards will become exercisable, and the awards will terminate three months after the date of termination of employment or service or such other period of time as may be specified in the agreement (but not later than their originally scheduled expiration dates).

        If a participant dies while he or she is a service provider, his or her estate, personal representative or beneficiary can exercise the participant’s vested awards within 12 months from the date of death (but not later than their originally scheduled expiration date). If a participant ceases to be our employee by reason of his or her disability, the participant can exercise his or her vested awards within 12 months after the participant’s termination of employment or service (but not later than their originally scheduled expiration date).

        Effect of Leave of Absence; Part-time Service. Unless the administrator provides otherwise, awards granted under the 2005 U.S. Plan will not vest during any unpaid leave of absence. Unless the administrator provides otherwise, any service-based vesting of awards granted under the 2005 U.S. Plan will be extended on a proportionate basis in the event an employee transitions to a work schedule of less than a full-time basis.

        Non-Transferability of Awards. Unless determined otherwise by the administrator, an award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution, and only the participant may exercise the award during his or her lifetime.

        Adjustments Upon Change of Control. Upon a change of control if the successor entity refuses to assume or provide substitute awards, then our Board of Directors can either terminate all unvested awards or accelerate the vesting period of any award. If the awards are accelerated, the administrator will notify the participants that the awards are fully vested and exercisable for a period of 15 days after the notice but will then terminate.

        Adjustments Upon Changes in Capitalization, Dissolution or Liquidation. Participants are protected against dilution in the event of a stock split, reverse stock split, distribution of bonus shares (stock dividend), combination or reclassification of the Ordinary Shares, without receipt of consideration by us. In the event of our proposed dissolution or liquidation, the administrator can accelerate the vesting period of any option.

        Grants to Non-Employee Directors. Our non-employee directors who do not receive an automatic option grant under the 2005 Israel Plan will receive an automatic option grant under the 2005 U.S. Plan, and will also be eligible for discretionary awards under the 2005 U.S. Plan. A non-employee director who receives an automatic option grant under the 2005 U.S. Plan will not be eligible to receive an automatic option grant under the 2005 Israel Plan. We currently contemplate that automatic grants under the 2005 U.S. Plan will be made primarily to non-employee directors who are citizens or residents of the United States.

        Each non-employee director who is first elected or appointed to the Board of Directors will be granted an option to purchase 50,000 ordinary shares on the date of the initial election or appointment, vesting in equal annual installments over a four-year period. On the date of each annual general meeting of shareholders, each non-employee director who is to continue to serve as a non-employee director after the annual meeting will be granted an option to purchase an additional 25,000 ordinary shares, of which 50% will vest six months after the grant date, 25% will vest nine months after the grant date and another 25% will vest a year after the grant date, provided that the director has served as a non-employee director for at least six months prior to the date of the annual meeting. The directors in office immediately prior to the date of initial appointment or election, or of the annual meeting, as applicable, may determine to reduce the initial or annual grant to all non-employee directors or specific non-employee directors.

        All options to directors will be granted at an exercise price equal to 100% of the closing price of the ordinary shares on the NASDAQ National Market on the date of grant.

        Amendment and Termination of the 2005 U.S. Plan. Our Board of Directors can at any time amend, alter, suspend or terminate the 2005 U.S. Plan subject to applicable laws and regulations.

        Tax Effect for Check Point under the 2005 U.S. Plan

        We generally will be entitled to a tax deduction in connection with an award under the 2005 U.S. Plan in an amount equal to the ordinary income realized by a participant, at the time the participant recognizes such income (for example, the exercise of a nonqualified stock option).

        2005 Israel Equity Incentive Plan

        Administration. The 2005 Israel Plan will be administered by our Board of Directors or a committee of our Board. The administrator shall have full power to determine the persons to whom awards shall be granted and the other terms of the awards granted, including (a) the number of shares subject to each grant, (b) the duration of the related award agreement, (c) the time, manner and form of payment upon the exercise of an award, and (d) other terms and provisions governing the awards. The administrator also establishes the vesting schedule of awards that are granted.

        Term of the Plan. The 2005 Israel Plan will be in effect for 10 years after our shareholders ratify the adoption of the plan.

        Awards. The 2005 Israel Plan provides for the following kinds of awards (more fully described below), which we refer to generically as awards: (i) “Approved 102 Options/Shares,” which are grants to employees and officers that are eligible for favorable tax treatment in Israel and which must be held by a trustee for a minimum period, (ii) “Non-approved 102 Options/Shares,” which are grants of options or shares that are not eligible for favorable tax treatment in Israel and which may be held directly by the participants, (iii) Restricted Stock, (iv) RSUs; (v) Performance Shares, (vi) Performance Units, and (vii) Deferred Stock Units. All of the preceding awards can vest based on time and/or performance milestones.

        Number of Shares Reserved for our 2005 Israel Plan. Initially 30,000,000 Ordinary Shares will be reserved under the 2005 Israel Plan for future grants, to be increased automatically by 3,000,000 Ordinary Shares annually. Any Ordinary Shares subject to options will be deducted from the number of Ordinary Shares reserved under our 2005 Israel Plan. If any Ordinary Shares are issued as Restricted Stock, RSUs or Performance Shares under our 2005 Israel Plan, and they have a per share or unit purchase price lower than 100% of the fair market value on the date of grant, twice this number of Ordinary Shares will be deducted from the number of Ordinary Shares reserved under our 2005 Israel Plan. Shares that are issued pursuant to any award under the 2005 Israel Plan will not be returned to the 2005 Israel Plan. However, if an award under the 2005 Israel Plan expires or becomes unexercisable, without having been exercised in full, or with respect to Restricted Stock, RSU’s or Performance Shares is forfeited to or repurchased by us at its original price due to its failing to vest, the shares that were subject to the award become available for future grant or sale under the 2005 Israel Plan.

        Eligible Participants. We can grant Approved 102 Options/Shares Plan to our (or our affiliates’) employees, officers and directors, except for our controlling shareholders. We can grant Non-approved 102 Options/Shares under our 2005 Israel Plan to our (or our affiliates’) employees, officers and directors, except for our controlling shareholders. We can grant Section 3(i) options to participants who are not eligible to receive options or shares under Section 102 of the Ordinance.

        Trustee. A trustee designated by our Board of Directors and approved by Israel’s Tax Authorities must hold any shares allocated or issued upon exercise of Approved 102 Options or other shares received subsequently following any realization of rights, including bonus shares (stock dividends), for at least the period of time specified by Section 102 of the Ordinance. Until the participant makes satisfactory arrangements to cover all taxes related to Approved 102 Options/Shares or any shares allocated or issued upon exercise of Approved 102 Options, the trustee will not be required to take any action with respect to the participant’s options or shares, and will not transfer, assign, release, pledge or mortgage the shares, other than by will or by operation of law.

        Granting of Options, Price and Duration. Our 2005 Israel Plan provides that each option will expire on the date stated in the option agreement, which will not be more than ten years from its date of grant. The exercise price of an option cannot be less than 100% of the fair market value per share on the date of grant. The administrator will fix the period within which the award can be exercised and the exercise price. No award can vest until at least six months after the grant date.

        Granting of Awards other than Options, and Price. The administrator can determine the conditions that must be satisfied, which typically will be based principally or solely on the recipient’s continuing to provide services to us, but may also include a performance-based component. Ordinary Shares under grants of Restricted Stock, RSUs, Performance Shares and Performance Units may be issued upon payment of their nominal value. No award can vest until at least one year after the grant date. Deferred Stock Units consist of Restricted Stock, RSUs, Performance Shares or Performance Units that the administrator permits to be paid out in installments or on a deferred basis.

        Effect of Termination of Employment, Disability or Death. If a participant ceases to be our (or our affiliates’) employee or service provider, other than because of death or disability, no further installment of his or her awards will become exercisable, and the awards will terminate three months after the date of termination of employment or service or such other period of time as may be specified in the agreement (but not later than their originally scheduled expiration dates).

        If a participant dies while he or she is a service provider, his or her estate, personal representative or beneficiary can exercise the participant’s vested awards within 12 months from the date of death (but not later than their originally scheduled expiration date). If a participant ceases to be our (or our affiliates’) employee by reason of his or her disability, the participant can exercise his or her vested awards within 12 months after the participant’s termination of employment or service (but not later than their originally scheduled expiration date).

        Effect of Leave of Absence; Part-time Service. Unless the administrator provides otherwise, awards granted under the 2005 Israel Plan will not vest during any unpaid leave of absence. Unless the administrator provides otherwise, any service-based vesting of awards granted under the 2005 Israel Plan will be extended on a proportionate basis in the event an employee transitions to a work schedule of less than a full-time basis.

        Non-Transferability of Awards. Unless determined otherwise by the administrator, an award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution, and only the participant may exercise the award during his or her lifetime. As long as Approved 102 Option/Shares are held by the trustee, then all rights the participant possesses over such awards may not be transferred, assigned, pledged or mortgaged by the participant, other than by will or laws of descent and distribution.

        Adjustments Upon Change of Control. Upon a change of control if the successor entity refuses to assume or provide substitute awards, then our Board of Directors can either terminate all unvested awards or accelerate the vesting period of any award. If the awards are accelerated, the administrator will notify the participants that the awards are fully vested and exercisable for a period of 15 days after the notice but will then terminate.

        Adjustments Upon Changes in Capitalization, Dissolution or Liquidation. Participants are protected against dilution in the event of a stock split, reverse stock split, distribution, of bonus shares (stock dividend), combination or reclassification of the Ordinary Shares, without receipt of consideration by us. In the event of our proposed dissolution or liquidation, the administrator can accelerate the vesting period of any option.

        Grants to Non-Employee Directors. Our non-employee directors who do not receive an automatic option grant under the 2005 U.S. Plan will receive an automatic option grant under the 2005 Israel Plan, and will also be eligible for discretionary awards under the 2005 Israel Plan. A non-employee director who receives an automatic option grant under the 2005 Israel Plan will not be eligible to receive an automatic option grant under the 2005 U.S. Plan. We currently contemplate that automatic grants under the 2005 Israel Plan will be made primarily to non-employee directors who are citizens or residents of Israel.

        Each non-employee director who is first elected or appointed to the Board of Directors will be granted an option to purchase 50,000 ordinary shares on the date of the initial election or appointment, vesting in equal annual installments over a four-year period. On the date of each annual general meeting of shareholders, each non-employee director who is to continue to serve as a non-employee director after the annual meeting will be granted an option to purchase an additional 25,000 ordinary shares, of which 50% will vest six months after the grant date, 25% will vest nine months after the grant date and another 25% will vest a year after the grant date, provided that the director has served as a non-employee director for at least six months prior to the date of the annual meeting. The directors in office immediately prior to the date of initial appointment or election, or of the annual meeting, as applicable, may determine to reduce the initial or annual grant to all non-employee directors or specific non-employee directors.

        All options to directors will be granted at an exercise price equal to 100% of the closing price of the ordinary shares on the NASDAQ National Market on the date of grant.

        Amendment and Termination of the 2005 Israel Plan. Our Board of Directors can at any time amend, alter, suspend or terminate the 2005 Israel Plan subject to applicable laws and regulations.

      Tax Effect for Check Point under the 2005 Israel Plan

        Approved 102 Options/Shares. Under current tax laws, the participants will not be required to recognize income for Israeli income tax purposes when they receive or exercise Approved 102 Options/Shares. A participant will be subject to tax when he or she releases from trust an Approved 102 Option/Shares (or a share received on the exercise of options), or earlier, when he or she sells an Approved 102 Option/Share (or a share received on the exercise of an option).

        If we issue an Approved 102 Option/Share and elect capital gains treatment (which is what we have currently elected for all Approved 102 Options/Shares), we will be entitled to a tax deduction equal to the amount by which the exercise price of the option is lower than the fair market value of our shares (which is deemed to be the average stock exchange price of our shares during the 30-day period preceding the grant). We will be entitled to this deduction when the participant releases from trust the options or sells the shares upon exercise of the options, whichever is earlier. If we issue an Approved 102 Option/Share and elect ordinary income treatment (which is not what we have currently elected), we will be entitled to a tax deduction equal to the amount by which the sale price of the share exceeds the exercise price.

        If we issue an Approved 102 Option/Share and elect ordinary income treatment (which is not what we have currently elected), we will be entitled to a tax deduction equal to the amount by which the sale price of the share exceeds the exercise price.

        Non-approved 102 Options/Shares. If we issue Non-approved 102 Options, we will not be entitled to any tax deduction. If we issue Non-approved 102 Shares, we will be entitled to a tax deduction equal to the amount by which the market price of the share exceeds the exercise price.

        Section 3(i) Options. The proper treatment of Section 3(i) options has not been definitively resolved, but the Israeli Tax Authorities take the position that, subject to certain conditions, we will be entitled only to a partial tax deduction with respect to Section 3(i) options.

        We are proposing to adopt the following resolution:

“RESOLVED, that the adoption of Check Point’s 2005 United States Equity Incentive Plan and 2005 Israel Equity Incentive Plan, in the forms presented at the Meeting, be, and it hereby is, ratified and approved.”

        The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution to ratify and approve the adoption of our 2005 U.S. Plan and 2005 Israel Plan.

ITEM 4 – PROPOSAL TO RATIFY AND APPROVE AN
EXTENSION OF OUR 1996 EMPLOYEE STOCK PURCHASE PLAN

        Our 1996 Employee Stock Purchase Plan, which we refer to as the ESPP, is scheduled to expire in July 2006. You are being asked to ratify and approve the extension of the ESPP to the earlier of (i) the last business day in January 2016, (ii) when no more shares are available for issuance under the Plan, or (iii) when all purchase rights shall be granted or exercised in connection with a Corporate Transaction as defined in the ESPP. A copy of the ESPP plan can be provided upon request.

        We are proposing to adopt the following resolution:

“RESOLVED, that the extension of the term of Check Point’s 1996 Employee Stock Purchase Plan as presented at the meeting, be, and it hereby is, ratified and approved.”

        The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution to ratify and approve the extension of the term of our ESPP.

ITEM 5 – PROPOSAL TO AMEND OUR ARTICLES OF ASSOCIATION
REGARDING INSURANCE, INDEMNIFICATION AND EXCULPATION

        Our Articles of Association allow us to procure insurance for, indemnify and exculpate any office holder, subject to the provisions of the Israeli Companies Law.

        We have entered into agreements with each of our directors to insure, indemnify and exculpate them against some types of claims, subject to dollar limits and other limitations (the “Indemnification Agreements”). Our audit committee and Board of Directors approved these agreements, and our shareholders ratified the agreements at our 2001 annual general meeting of shareholders. We have also entered into Indemnification Agreements with some of our officers, but these agreements do not require shareholder approval.

        The Israeli Companies Law provisions that govern the insurance, indemnification and exculpation of office holders were amended in March 2005. The two principal changes made by the amendment were to allow indemnification in connection with regulatory investigations and proceedings, and to require that a company’s board of directors find the ceiling on an advance undertaking to indemnify, appropriate in view of the specific company’s activities. In light of the cumulative effect of the changes to these provisions since the adoption of the insurance, indemnification and exculpation provisions in our Articles of Association, our Board of the Directors believes that, although not required, it would be advisable to amend the provisions of our Articles of Association to more accurately reflect the current provisions of the Israeli Companies Law. Our Board of Directors believes that amending our Articles of Association to conform more closely to the new Companies Law provisions will facilitate the recruitment of qualified individuals to serve as our directors.

        You are being asked to approve an amendment to the insurance, indemnification and exculpation provisions of our Articles of Association (substantive changes are marked: text that we propose to add is underlined in the proposal below, and text that we propose to delete is crossed out).

        We are proposing to adopt the following special resolution:

“RESOLVED, to amend and restate Article 68 of Check Point’s Articles of Association to read as follows:

‘68. Insurance, Indemnification and Exculpation ~~Insurance and Indemnity~~

The Company may insure, indemnify and exculpate its Office Holders to the fullest extent permitted by law, from time to time. Without limiting the generality of the foregoing:

(a) Subject to the provisions of the Companies Law, the Company may enter into a contract for the insurance of its Office Holders, for act or omissions in their capacity as Office Holders, in whole or in part, against any of the following:

(i) breach of the duty of care owed to the Company or a third party;

(ii) breach of the fiduciary duty owed to the Company, provided that the Office Holder acted in good faith and had reasonable grounds to believe that his action would not harm the Company’s interests; and

(iii) monetary liability imposed on the Office Holder in favor of a third party.

(b) Subject to the provisions of the Companies Law, the Company is entitled retroactively to indemnify any Office Holder, or to provide a prior undertaking to indemnify an Office Holder where such prior undertaking is limited (1) to categories of events that the Board believes are foreseeable in light of the Company’s activities on the date of grant of the undertaking to indemnify, and (2) ~~to a reasonable sum~~ an amount or in accordance with guidelines determined by the Board to be reasonable in the circumstances (and such undertaking includes the categories of events that the Board believes are foreseeable in light of the Company’s activities on the date of grant of the undertaking to indemnify and to an amount or in accordance with guidelines determined by the Board to be reasonable in the circumstances), for an act that such Office Holder performed by virtue of being an Office Holder of the Company, for monetary liability imposed on the Office Holder in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court.

(c) Subject to the provisions of the Companies Law, the Company is entitled retroactively to indemnify any Office Holder, or to provide a prior undertaking to indemnify an Office Holder for:

(i) reasonable legal costs, including attorney’s fees, expended by an Office Holder as a result of an investigation or proceeding instituted against the Office Holder by a competent authority, provided that such investigation or proceeding concludes without the filing of an indictment against the Office Holder and either (A) no financial liability was imposed on the Office Holder in lieu of criminal proceedings, or (B) financial liability was imposed on the Office Holder in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent; and

(ii) reasonable legal costs, including attorneys’ fees, expended by the Office Holder or for which the Office Holder is charged by a court, (a) in an action brought against the Office Holder by or on behalf of the Company or a third party, or (b) in a criminal action in which the Office Holder is found innocent, or (c) in a criminal action in which the Office Holder is convicted and in which a proof of criminal intent is not required.

(d) Subject to the provisions of the Companies Law, the Company may exculpate an Office Holder in advance from liability, or any part of liability, for damages sustained by virtue of a breach of duty of care to the Company.’ "

        The affirmative vote of the holders of at least 75% of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to amend our Articles of Association regarding insurance, indemnification and exculpation. In addition, since our directors may be deemed to be controlling shareholders under Israeli law, a special majority vote will be required for approval of this proposal. In order to approve the amendment to the insurance, indemnification and exculpation provisions of our Articles of Association, either the affirmative vote of the Ordinary Shares must include at least one-third of the Ordinary Shares voted by shareholders who do not have a personal interest in the matter, or the total shares of non-interested shareholders voted against this proposal must not represent more than one percent of the outstanding Ordinary Shares. For this purpose, you are asked to indicate on the enclosed proxy card whether you have a personal interest in this proposal. Under the Israeli Companies Law, a “personal interest” includes a personal interest of (i) any members of your immediate family (or their spouses), and (ii) a company in which you (or a member of your immediate family) serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares; a personal interest does not include an interest arising solely from your ownership of our shares.

ITEM 6 – PROPOSAL TO APPROVE AMENDMENTS TO THE
INDEMNIFICATION AGREEMENTS WITH EACH OF OUR DIRECTORS

        Our audit committee and Board of Directors have resolved, subject to approval of Item 5 above (the proposal to amend our Articles of Association), to make conforming amendments to the existing Indemnification Agreements with our directors. In particular, the Indemnification Agreements will be amended to allow us to provide indemnification in connection with regulatory investigations and proceedings.

        Under the Israeli Companies Law, as amended, an advance undertaking to indemnify against liability imposed in favor of a third party in a judgment requires the Board of Directors to find that the undertaking is limited to categories of events that the Board believes are foreseeable in light of our activities on the date of grant of the undertaking to indemnify and to an amount (or in accordance with guidelines) determined by the Board to be reasonable in the circumstances. Our Board of Directors has reviewed the existing limits contained in the Indemnification Agreements and found them to be consistent with these Companies Law limitations.

        You are being asked to approve amendments to the Indemnification Agreements with each of our directors to conform them to the revised Articles of Association. If the proposed amendments to the Articles of Association or the proposed amendments to the Indemnification Agreements are not approved, the existing Indemnification Agreements (which have been previously approved by shareholders) will continue to be in effect.

        We are proposing to adopt the following resolution:

“RESOLVED, that the Indemnification Agreements with each of Check Point’s directors be amended to reflect the amended Articles of Association as set forth above.”

        The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolutions to approve amendments to the Indemnification Agreements. In addition, since our directors may be deemed to be controlling shareholders under Israeli law, a special majority vote will be required for approval of this proposal. In order to approve the amendments to the Indemnification Agreements with each of our directors, the affirmative vote of the Ordinary Shares must either include at least one-third of the Ordinary Shares voted by shareholders who do not have a personal interest in the matter, or the total shares of non-interested shareholders voted against this proposal must not represent more than one percent of the outstanding Ordinary Shares. For this purpose, you are asked to indicate on the enclosed proxy card whether you have a personal interest in this proposal (as defined in Item 5 above).

ITEM 7 – PROPOSAL TO AMEND OUR
ARTICLES OF ASSOCIATION REGARDING
DISTRIBUTION OF ANNUAL FINANCIAL STATEMENTS

        We make our annual consolidated financial statements available on our website at www.checkpoint.com. Furthermore, you can inspect our annual consolidated financial statements in person at our principal offices, and we mail printed copies of our annual consolidated financial statements to shareholders upon request. We believe that our current practice maintains full disclosure to our shareholders, while reducing unnecessary costs of printing and mailing. In accordance with Rule 4350(a)(1) of the Rules of Corporate Governance of the NASDAQ National Market, we have received an exemption from the requirement to distribute an annual report to our shareholders prior to our annual general meeting of shareholders.

        Under a recent amendment to the Israeli Companies Law, an Israeli public company whose shares are traded only on a stock exchange outside of Israel – such as Check Point – must, unless its Articles of Association provide otherwise, mail a copy of its annual financial statements to each shareholder entitled to receive notice of a general meeting no later than 14 days prior to the date of the general meeting.

        We believe that mailing our annual financial statements to all shareholders would impose upon us an unnecessary burden and cost. In the interest of efficiency and economy, we wish to amend our Articles of Association to provide that we will make copies of our annual consolidated financial statements available for inspection by shareholders, but that we will not be required to send printed copies to our shareholders except upon specific request (text that we proposes to add is underlined in the proposal below). We intend to continue to make our annual consolidated financial statements available on our website or by other electronic means. We are proposing to adopt the following special resolution:

“RESOLVED, to amend and restate Article 63 of Check Point’s Articles of Association to read as follows:

‘63. Books of Account

(a) The Board of Directors shall cause accurate books of account to be kept in accordance with the provisions of the Companies Ordinance and of any other applicable law. Such books of account shall be kept at the Registered Office of the Company, or at such other place or places as the Board of Directors may think fit, and they shall always be open to inspection by all Directors. No member, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as conferred by law or authorized by the Board of Directors or by Ordinary Resolution of the Company.

(b) The Company shall make copies of its annual financial statements available for inspection by the Shareholders at the principal offices of the Company. The Company shall not be required to send copies of its annual financial statements to Shareholders, except upon request.’ “

        The affirmative vote of the holders of at least 75% of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to amend our Articles of Association regarding distribution of annual financial statements.

ITEM 8 – PROPOSAL TO APPROVE COMPENSATION TO
CERTAIN EXECUTIVE OFFICERS WHO ARE ALSO BOARD MEMBERS

        Israel’s Companies Law provides that the compensation of our directors, whether as directors, officers or consultants, requires shareholder approval. This includes cash compensation as well as compensation in the form of stock options. Gil Shwed, Marius Nacht and Jerry Ungerman, who are directors of Check Point, are also officers of Check Point. Mr. Shwed is our Chief Executive Officer, Mr. Nacht is our Senior Vice President and Mr. Ungerman is our Vice Chairman. Therefore, their compensation requires shareholder approval.

        The aggregate accrued compensation of all directors and executive officers as a group, during the years ended December 31, 2004, was approximately $3.2 million.

        Our audit committee, Board of Directors and shareholders have previously approved Mr. Shwed’s salary. Mr. Shwed’s salary remains unchanged, and therefore no further approval is required for his cash compensation. Our audit committee and the Board of Directors have approved the grant to Mr. Shwed of options to purchase 2,000,000 Ordinary Shares (the same level as previous years) at an exercise price equal to 100% of the closing price of the Ordinary Shares on the NASDAQ National Market on the date of the meeting. We are therefore proposing that you now approve the option grant to Mr. Shwed. The number of Ordinary Shares beneficially owned by Mr. Shwed, and the number of Ordinary Shares he beneficially owns pursuant to stock options exercisable within 60 days after July 29, 2005, are set forth above under the caption “Beneficial Ownership of Securities by Certain Beneficial Owners and Management.”

        Our audit committee and Board of Directors have approved a new salary for Mr. Nacht. Our audit committee and Board of Directors have further approved the grant to Mr. Nacht of options to purchase 1,000,000 Ordinary Shares (the same level as previous years) at an exercise price equal to 100% of the closing price of the Ordinary Shares on the NASDAQ National Market on the date of the meeting. We are proposing that you now approve the cash compensation (in the amount to be presented at the meeting) of, and the option grant to, Mr. Nacht. This approval will continue in effect as long as such compensation is not increased. The number of Ordinary Shares beneficially owned by Mr. Nacht, and the number of Ordinary Shares he beneficially owns pursuant to stock options exercisable within 60 days after July 29, 2005, are set forth above under the caption “Beneficial Ownership of Securities by Certain Beneficial Owners and Management.”

        When Mr. Ungerman was our President, and well before it was contemplated that he would become a director, our Board of Directors approved his cash compensation for his services as an officer of Check Point (as required by the Israeli Companies Law). Because Mr. Ungerman has become a director of Check Point, the Israeli Companies Law requires that his cash compensation be approved by our audit committee, Board of Directors and shareholders. Our audit committee and Board of Directors have approved Mr. Ungerman’s cash compensation in the same amount as he received prior to joining the Board of Directors. Our audit committee and the Board of Directors have also approved the grant to Mr. Ungerman of options to purchase 250,000 Ordinary Shares at an exercise price equal to 100% of the closing price of the Ordinary Shares on the NASDAQ National Market on the date of the meeting. We are therefore now proposing that you approve the cash compensation (in the amount to be presented at the meeting, with this approval to continue in effect as long as such compensation is not increased) and the option grant for Mr. Ungerman.

        We are proposing to adopt the following resolutions:

“RESOLVED, that the grant to Gil Shwed of options to purchase 2,000,000 Ordinary Shares at an exercise price equal to 100% of the closing price of the Ordinary Shares on the NASDAQ National Market on the date of the meeting and upon the terms approved by Check Point’s audit committee and Board of Directors, be, and it hereby is, approved; and further

“RESOLVED, that the cash compensation of Marius Nacht in the amount presented at the meeting, and the grant to Marius Nacht of options to purchase 1,000,000 Ordinary Shares at an exercise price equal to 100% of the closing price of the Ordinary Shares on the NASDAQ National Market on the date of the meeting and upon the terms approved by Check Point’s audit committee and Board of Directors, be, and they hereby are, approved; and further

“RESOLVED, that the cash compensation of Jerry Ungerman, and the grant to Jerry Ungerman of options to purchase 250,000 Ordinary Shares at an exercise price equal to 100% of the closing price of the Ordinary Shares on the NASDAQ National Market on the date of the meeting and upon the terms approved by Check Point’s audit committee and Board of Directors, be, and it hereby is, approved.”

        The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolutions to approve our executive officers’ compensation. In addition, since Messrs. Shwed, Nacht and Ungerman are directors of Check Point and may be deemed to be controlling shareholders under Israeli law, a special majority vote will be required for approval of this proposal. In order to approve the executive officers’ compensation, the affirmative vote of the Ordinary Shares must either include at least one-third of the Ordinary Shares voted by shareholders who do not have a personal interest in the matter, or the total shares of non-interested shareholders voted against this proposal must not represent more than one percent of the outstanding Ordinary Shares. For this purpose, you are asked to indicate on the enclosed proxy card whether you have a personal interest in this proposal (as defined in Item 5 above).

ITEM 9 – PROPOSAL TO APPROVE CASH COMPENSATION
OF OUR DIRECTORS WHO ARE NOT EMPLOYEES

        We seek to attract and retain highly-qualified individuals to serve on our Board of Directors, and to motivate these individuals to devote their maximum efforts toward the advancement of Check Point. In determining the appropriate level of compensation of our directors, we take into account a broad variety of factors, including the functions performed by board members (which have increased considerably in recent years in light of new corporate governance rules), the level of skill or diversity of experience necessary to perform these functions, the amount of time that our board members devote to our business, and the levels of compensation paid to board members by other companies that are comparable to us.

        Taking all of these factors into consideration, we are proposing to pay non-employee directors an annual retainer in the amount of $30,000, plus $2,000 for in-person attendance at each meeting of the Board. In addition, each director will receive an annual payment of $7,500 for each committee membership.

        In addition to this cash compensation, our non-employee directors are entitled to stock based compensation as described under Item 3 of this Proxy Statement. The stock based compensation to non-employee directors remains at the same level as last year.

        As noted above, the Israeli Companies Law provides that the compensation of our directors requires shareholder approval. Therefore, we are seeking your approval for the new compensation levels for our non-employee directors.

        We are proposing to adopt the following resolution:

“RESOLVED, that the cash compensation levels of Check Point’s non-employee directors, consisting of an annual retainer in the amount of $30,000, plus $2,000 for in-person attendance at each meeting of the Board and an additional annual payment of $7,500 to each director for each committee membership, as approved by Check Point’s audit committee and Board of Directors, be, and they hereby are, approved.”

        The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolutions to approve the compensation of our non-employee directors.

By Order of the Board of Directors. GIL SHWED Chairman of the Board of Directors

Dated: August 31, 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. BY: /S/ Eyal Desheh —————————————— Eyal Desheh Executive Vice President & Chief Financial Officer

August 31, 2005